Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Announcement dated December 17, 2007 regarding Ultrapar’s Registration Statement on Form F-4 declared effective by the SEC
2.	Minutes of the Extraordinary Shareholders Meeting of Ultrapar Participações S.A., held on December 18, 2007
3.	Minutes of the Extraordinary Shareholders Meeting of Refinaria de Petróleo Ipiranga S.A., held on December 18, 2007
4.	Minutes of the Extraordinary Shareholders Meeting of Distribuidora de Produtos de Petróleo Ipiranga S.A., held on December 18, 2007
5.	Minutes of the Extraordinary Shareholders Meeting of Companhia Brasileira de Petróleo Ipiranga, held on December 18, 2007

Item 1

Ultrapar’s Registration Statement on Form F-4 declared effective

São Paulo, December 17, 2007 – Ultrapar Participações S.A. (“Ultrapar”) informs that the Registration Statement on Form F-4 (the “Form F-4”), filed in connection with a share exchange transaction, wherein the preferred shares of Refinaria de Petróleo Ipiranga S.A. (“RIPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and Companhia Brasileira de Petróleo Ipiranga (“CBPI”), will be exchanged for preferred shares of Ultrapar (“Share Exchange”), was declared effective by the U.S. Securities and Exchange Commission (SEC) on December 17, 2007.  The prospectus will be made available on Ultrapar’s and RIPI, DPPI and CBPI’s websites.

The Special Shareholders Meetings of RIPI, DPPI, CBPI and Ultrapar to deliberate about the Share Exchange will be held on December 18, 2007.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

This document relates to a proposed transaction involving Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”),  Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”). In connection with the proposed transaction, Ultrapar has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.
NIRE 35.300.109.724 - CNPJ/MF 33.256.439/0001-39
Companhia Aberta

Extraordinary Shareholders Meeting
Held on December 18, 2007

1.           Date, time and Location. Held on December 18, 2007 at 7 p.m. at the company headquarters of Ultrapar Participações S.A. (“ULTRAPAR”), located at Avenida Brigadeiro Luiz Antonio, 1.343, 9th floor, in the city of São Paulo, State of São Paulo.

2.           Convening. Convening notices were published in the newspapers: “Valor Econômico” in the editions of November 14, 16 and 19, 2007 and “Diário Oficial de SP” in the editions of November 14, 15 and 19, 2007.

3.           Presence. Shareholders representing more than 2/3 of the common shares of ULTRAPAR, in accordance with the signatures appearing in the Register of Shareholders Present, thus constituting a legal quorum for the approval of the matters cited as the order of the day. Present were also the director of ULTRAPAR, Mr. André Covre and representatives of KPMG Auditores Independentes (“KPMG”), Deutsche Bank Securities Inc. (“Deutsche Bank”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) and Apsis Consultoria Empresarial S/C Ltda. (“Apsis”), Mrs. Alexandre Heinerman, José Securato, Gustavo de Campos Santos e Ana Cristina França Souza, respectively. Present also were fiscal council members, Mrs. Mario Probst, Wolfgang Eberhard Rohrbach and Flavio César Maia Luz.

4.           Presiding. Mauro Teixeira Sampaio - Chairman; Pedro Costa - Secretary.

5.           Matters discussed and deliberated. The Chairman announced that the objective of the Extraordinary Shareholders Meeting was to deliberate on the following: (i) to exchange the shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), a publicly traded company, whose headquarters are located at Rua Engenheiro Heitor Amaro Barcellos, 551, City of Rio Grande, State of Rio Grande do Sul, inscribed under CNPJ/MF Nº 94.845.674/0001-30, by ULTRAPAR, to become a wholly-owned subsidiary of ULTRAPAR; (ii) to exchange the shares issued by

Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), a publicly traded company, whose headquarters are located at Avenida Dolores Alcaraz Caldas, 90, City of Porto Alegre, State of Rio Grande do Sul, inscribed under CNPJ/MF Nº 92.689.256/0001-76, by ULTRAPAR, to become a wholly-owned subsidiary of ULTRAPAR; and (iii) to exchange the shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), a publicly traded company, whose headquarters are located at Rua Francisco Eugênio, 329, City of Rio de Janeiro, State of Rio de Janeiro, inscribed under CNPJ/MF Nº 33.069.766/0001-81, by ULTRAPAR, to become a wholly-owned subsidiary of ULTRAPAR. The holders of ordinary shares decided as follows:

5.1.                      To draw up the minutes of this meeting in the form of a summary of the deliberations, publishing with the omission of the shareholders present, in accordance with Article 130 and its paragraphs, of Law 6.404/76, by which the declarations of vote, protest or dissent will be counted, received and authenticated by the chairman of the meeting, and filed at company headquarters.

5.2.                      To approve the terms and conditions of (i) the “Protocol and justification for the exchange of the shares issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.” signed by the management of RPI and ULTRAPAR on November 9, 2007, which envisages the replacement of 1 (one) ordinary or preferred share issued by RPI for 0.79850 preferred share issued by ULTRAPAR, (Document 1), (ii) the “Protocol and justification for the exchange of the shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.” signed by the management of DPPI and ULTRAPAR on November 9, 2007, which envisages the replacement of 1 (one) ordinary or preferred share issued by DPPI for 0.64048 preferred share issued by ULTRAPAR, (Document 2), and (iii) the “Protocol and justification for the exchange of the shares issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.” signed by the management of CBPI and ULTRAPAR on November 9, 2007, which envisages the replacement of 1 (one) ordinary or preferred share issued by CBPI for 0.41846 preferred share issued by ULTRAPAR, (Document 3), and all its annexes, with ratification and approval of the hiring of the various valuation companies responsible for the drawing up of the valuation reports annexed to the Protocol and Justification documents.

5.3.                      Despite the deliberation above, to ratify and approve the nomination and hiring of Deutsche Bank to valuate RPI, DPPI, CBPI and ULTRAPAR, based on the criteria of prospect of future profitability of these companies (“Economic and Financial Valuation (Deutsche Bank)”) (Document 4), with the purpose of the exchange of the shares issued by RPI, DPPI e CBPI (including article 252, §1º of Law nº 6,404/76). The Economic and Financial Valuation (Deutsche Bank) resulted in the following ranges: (i) R$51.63 (fifty one reais and sixty three cents) to R$57.06 (fifty seven reais and six cents) per share issued by RPI, (ii) R$41.11 (forty one reais and eleven cents) to R$45.44 (forty five reais and forty four cents) per share issued by DPPI, (iii) R$26.97 (twenty six reais and ninety seven cents) to R$29.81 (twenty nine reais and eighty one cents) per share issued by CBPI and (iv) R$64.48 (sixty four reais and forty eight cents) to R$71.26 (seventy one reais and twenty six cents) per share issued by ULTRAPAR, with the approval of the valuation report hereby referred to.

5.4.            To approve the capital increase of ULTRAPAR as a result of the exchange of shares issued by RPI, DPPI and CBPI by the Company, from R$946,034,662.97 (nine hundred and forty six million, thirty four thousand, six hundred and sixty two reais and ninety seven cents) to R$ 3,696,772,957.32 (three billion, six hundred and ninety six million, seven hundred and seventy two thousand, nine hundred and fifty seven reais and thirty two cents), with the consequent issuance of 54,770,590 (fifty four million, seven hundred and seventy thousand, five hundred and ninety) new preferred nominative shares without par value.

5.5.            To approve the proposal to alter the caput and Paragraph 1 of Article 5 of ULTRAPAR bylaws, the following sentence be written into the bylaws:

“Article 5 - The subscribed and paid-up capital is R$ 3,696,772,957.32 (three billion, six hundred and ninety six million, seven hundred and seventy two thousand and nine hundred and fifty seven reais and thirty two cents), divided into 136,095,999 (one hundred and thirty six million, ninety five thousand and nine hundred and ninety nine) shares without par value in registered form, including 49,429,897 (forty-nine million, four hundred and twenty-nine thousand, eight hundred and ninety-seven) common shares and 86,666,102 (eighty six million, six hundred and sixty six thousand and one hundred and two) preferred shares”

“Paragraph 1 – The Company is authorized to increase the capital, without amendment to the bylaws, by resolution of  the Board of Directors, up to the limit of R$ 4,500,000,000.00 (four billion and five hundred million reais) through the issuance of common or preferred shares, regardless of the current ratio, subject to the limit of 2/3 (two-thirds) of preferred shares in the total of shares issued.”

5.6.            To authorise the directors of ULTRAPAR to carry out all the acts necessary to formalise the exchange of the shares issued by RPI, DPPI and CBPI with the relevant public bodies and third-parties in general.

6.           Quorum, abstentions, voting declarations and protests received. All the decisions were taken by unanimous vote, except for Parth Investments Company and the shareholder Renato Ochman, who abstained from voting.

7.           Closing. There being no further business to discuss, the minutes of this meeting were transcript, and after being read and approved, were signed by the shareholders representing the quorum needed for the approval of the decisions reached at this meeting.

São Paulo, December 18, 2007

Mauro Teixeira Sampaio	Pedro Costa
Chairman	Secretary

Item 3

REFINARIA DE PETRÓLEO IPIRANGA S.A.
NIRE 43300002837 - CNPJ/MF 94.845.674/0001-30
Publicly Traded Company

Extraordinary Shareholders Meeting
Held on December 18, 2007

1.           Date, time and Location. Held, after the first convening, on December 18, 2007 at 9 a.m. at the company headquarters of Refinaria de Petróleo Ipiranga S.A. (“RPI”), located at Rua Engenheiro Heitor Amaro Barcellos, 551, in the city of Rio Grande, in the state of Rio Grande do Sul.

2.           Convening. Convening notices were published in the newspapers: “Jornal Agora de Rio Grande” in the editions of November 14, 16 and 19, 2007;  “O Estado de São Paulo” in the editions of November 14, 15 and 16, 2007; “Valor Econômico” in the editions of November 14, 16 and 19, 2007; “Jornal Zero Hora” in the editions of November 14, 15 and 16, 2007, and the “Diário Oficial do Estado do Rio Grande do Sul” in the editions of November 14, 16 and 19, 2007.

3.           Presence. Shareholders representing more than 2/3 of the common shares of RPI, in accordance with the signatures appearing in the Register of Shareholders Present, thus constituting a legal quorum for the approval of the matters cited as the order of the day. Present were also the directors of RPI, Mrs. Elizabeth Surreaux Ribeiro Tellechea and Mr. Sérgio Roberto Weyne Ferreira da Costa, and representatives of KPMG Independent Auditors (“KPMG”), Deutsche Bank Securities Inc. (“Deutsche Bank”), the Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) and Apsis Consultoria Empresarial S/C Ltda. (“Apsis”), Mrs. Fernando Richieri, Ian Reid, Marco Gonçalves and Luiz Paulo Silveira, respectively. Present also were fiscal council member Sr. Roberto Kutschat Neto and fiscal council member Sr. Ricardo Magalhães.

4.           Presiding. Luiz Antônio Sampaio Campos - Chairman; Rafael Padilha Calábria -Secretary.

5.           Matters discussed and deliberated. The Chairman announced that the objective of the Extraordinary Shareholders Meeting was to deliberate on the proposal to exchange the shares issued by RPI by Ultrapar Participações S.A. (“ULTRAPAR”), a publicly traded company, whose bylaws are duly filed with the commercial registry of the state of São Paulo - JUCESP under NIRE 35.300.109.724, inscribed under CNPJ/MF Nº 33.256.439/0001-39, whose headquarters are located at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the city of São Paulo, in the state of São Paulo, to become a wholly-owned subsidiary of ULTRAPAR. The holders of ordinary shares, observing the abstentions cited below, decided as follows:

5.1.           To draw up the minutes of this meeting in the form of a summary of the deliberations, publishing with the omission of the shareholders present, in accordance with Article 130 and its paragraphs, of Law 6.404/76, by which the declarations of vote, protest or dissent will be counted, received and authenticated by the chairman of the meeting, and filed at company headquarters.

5.2.           To approve the terms and conditions of the “Protocol and justification for the exchange of the shares issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.” signed by the management of RPI and ULTRAPAR on November 9, 2007, which envisages the replacement of 1 (one) ordinary or preferred share issued by RPI for 0.79850 preferred share issued by ULTRAPAR, (Document 1) (“Protocol and Justification ”) and all its annexes, with ratification and approval of the hiring of the various valuation companies responsible for the drawing up of the valuation reports annexed to the Protocol and Justification document, with the consequent approval of the exchange of the shares for ULTRAPAR shares, under the terms of the Protocol and Justification document.

5.3.           To approve the proposal to alter Article 1 of RPI's bylaws, the following sentence be written into the bylaws: “Article 1, The Company, called REFINARIA DE PETRÓLEO IPIRANGA S.A., is a limited company, being a wholly-owned subsidiary of Ultrapar Participações S.A., and governed by the legislation governing limited companies, the applicable legislation and by these bylaws.”

5.4.           To authorise the directors of RPI to carry out all the acts necessary to formalise the exchange of the company's shares with the relevant public bodies and third-parties in general, including, under the terms set out in Article 252, §2º of Law Nº 6.404/76, subscription to the capital increase of ULTRAPAR.

6.           Quorum, abstentions, voting declarations and protests received. All the decisions were taken by unanimous vote, having received statements from the shareholders: Dynamo Brasil I LLC, Dynamo Brasil II LLC and Dynamo Brasil III LLC, with a protest being registered by fiscal council member, Sr. Ricardo Magalhães, which refers back to his vote made at the company's Fiscal Council Meeting.

7.           Closing. There being no further business to discuss, the minutes of this meeting were transcript, and after being read and approved, were signed by the shareholders representing the quorum needed for the approval of the decisions reached at this meeting.

This is a true and faithful copy of the original recorded in the minutes book.

Rio Grande, December 18, 2007

Luiz Antônio Sampaio Campos	Rafael Padilha Calábria
Chairman	Secretary

Item 4

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.
NIRE 43.3.00004821 - CNPJ/MF 92.689.256/0001-76
Publicly Traded Company

Extraordinary Shareholders Meeting
Held on December 18, 2007

1.           Date, time and Location. Held, after the first convening, on December 18, 2007 at 9 a.m. at the company headquarters of Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), located at Avenida Dolores Alcaraz Caldas, 90, in the city of Porto Alegre, in the state of Rio Grande do Sul.

2.           Convening. Convening notices were published in the newspapers: “Jornal do Comércio do Rio Grande do Sul” in the editions of November 14, 19 and 20, 2007;  “O Estado de São Paulo” in the editions of November 14, 15 and 16, 2007; “Valor Econômico” in the editions of November 14, 16 and 19, 2007; “Jornal Zero Hora” in the editions of November 14, 15 and 16, 2007, and the “Diário Oficial do Estado do Rio Grande do Sul” in the editions of November 14, 16 and 19, 2007.

3.           Presence. Shareholders representing more than 2/3 of the common shares of DPPI, in accordance with the signatures appearing in the Register of Shareholders Present, thus constituting a legal quorum for the approval of the matters cited as the order of the day. Present were also the directors of DPPI, Mr. Leocádio de Almeida Antunes Filho, and representatives of KPMG Independent Auditors (“KPMG”), Deutsche Bank Securities Inc. (“Deutsche Bank”), the Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) and Apsis Consultoria Empresarial S/C Ltda. (“Apsis”), Mr. Vinicius Babot and Evandro Sander Pinto, José Securato, Cláudio Sassaki and Ana Cristina França de Souza, respectively. Present also were fiscal council member Sr. Roberto Kutschat Neto and fiscal council member Sr. Ricardo Magalhães.

4.           Presiding. Mauro Teixeira Sampaio - Chairman; Pedro Costa -Secretary.

5.           Matters discussed and deliberated. The Chairman announced that the objective of the Extraordinary Shareholders Meeting was to deliberate on the proposal to exchange the shares issued by DPPI by Ultrapar Participações S.A. (“ULTRAPAR”), a publicly traded company, whose bylaws are duly filed with the commercial registry of the state of São Paulo - JUCESP under NIRE 35.300.109.724, inscribed under CNPJ/MF Nº 33.256.439/0001-39, whose headquarters are located at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the city of São Paulo, in the state of São Paulo, to become a wholly-owned subsidiary of ULTRAPAR. The holders of ordinary shares, observing the abstentions cited below, decided as follows:

5.1.         To draw up the minutes of this meeting in the form of a summary of the deliberations, publishing with the omission of the shareholders present, in accordance with Article 130 and its paragraphs, of Law 6.404/76, by which the declarations of vote, protest or dissent will be counted, received and authenticated by the chairman of the meeting, and filed at company headquarters.

5.2.         To approve the terms and conditions of the “Protocol and justification for the exchange of the shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.” signed by the management of DPPI and ULTRAPAR on November 9, 2007, which envisages the replacement of 1 (one) ordinary or preferred share issued by DPPI for 0.64048 preferred share issued by ULTRAPAR, (Document 1) (“Protocol and Justification ”) and all its annexes, with ratification and approval of the hiring of the various valuation companies responsible for the drawing up of the valuation reports annexed to the Protocol and Justification document, with the consequent approval of the exchange of the shares for ULTRAPAR shares, under the terms of the Protocol and Justification document.

5.3.           To approve the proposal to alter Article 1 of DPPI's bylaws, the following sentence be written into the bylaws: “Article 1, The Company, called DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A., is a limited company, being a wholly-owned subsidiary of Ultrapar Participações S.A., and governed by the legislation governing limited companies, the applicable legislation and by these bylaws.”

5.4.           To authorise the directors of DPPI to carry out all the acts necessary to formalise the exchange of the company's shares with the relevant public bodies and third-parties in general, including, under the terms set out in Article 252, §2º of Law Nº 6.404/76, subscription to the capital increase of ULTRAPAR.

6.           Quorum, abstentions, voting declarations and protests received. All the decisions were taken by unanimous vote.

7.           Statements. The shareholder Dynamo Internacional Gestão de Recursos Ltda, presented a statement, which was read and received by the Board of the Meeting, and which will be filed in the Company headquarters.

8.           Closing. There being no further business to discuss, the minutes of this meeting were transcript, and after being read and approved, were signed by the shareholders representing the quorum needed for the approval of the decisions reached at this meeting.

This is a true and faithful copy of the original recorded in the minutes book.

Porto Alegre, December 18, 2007

Mauro Teixeira Sampaio	Pedro Costa
Chairman	Secretary

Item 5

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA

NIRE 33.300.025.111 - CNPJ/MF 33.069.766/0001-81
Publicly Traded Company

Extraordinary Shareholders Meeting
Held on December 18, 2007

1.
Date, time and Location. Held, after the first convening, on December 18, 2007 at 5 p.m. at the company headquarters of Companhia Brasileira de Petróleo Ipiranga (“CBPI”), located at Rua Francisco Eugênio, 329, in the city of Rio de Janeiro, in the state of Rio de Janeiro.

2.           Convening. Convening notices were published in the newspapers: “Valor Econômico” in the editions of November 14, 16 and 19, 2007; “O Estado de São Paulo” in the editions of November 14, 15 and 16, 2007; “Jornal Zero Hora” in the editions of November 14, 15 and 16, 2007; and the “Diário Oficial do Estado do Rio de Janeiro” in the editions of November 14, 21 and 22, 2007.

3.           Presence. Shareholders representing more than 2/3 of the common shares of CBPI, in accordance with the signatures appearing in the Register of Shareholders Present, thus constituting a legal quorum for the approval of the matters cited as the order of the day. Present were also the directors of CBPI, Mr. Leocadio Antunes and Mr. José Manuel Alves Borges, and representatives of KPMG Independent Auditors (“KPMG”), Deutsche Bank Securities Inc. (“Deutsche Bank”), the Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) and Apsis Consultoria Empresarial S/C Ltda. (“Apsis”), Ms. Vânia de Souza, Mr. Ian Reid, Mr. Cláudio Sassaki and Mr. Luiz Paulo Silveira, respectively. Present also were fiscal council member Mr. Carlos José Rolim de Mello.

4.           Presiding. Luiz Antônio Sampaio Campos - Chairman; Francisco Antunes Maciel Müssnich -Secretary.

5.           Matters discussed and deliberated. The Chairman announced that the objective of the Extraordinary Shareholders Meeting was to deliberate on the proposal to exchange the shares issued by CBPI by Ultrapar Participações S.A. (“ULTRAPAR”), a publicly traded company, whose bylaws are duly filed with the commercial registry of the state of São Paulo - JUCESP under NIRE 35.300.109.724, inscribed under CNPJ/MF Nº 33.256.439/0001-39, whose headquarters are located at Avenida Brigadeiro Luiz Antonio,

1343, 9th floor, in the city of São Paulo, in the state of São Paulo, to become a wholly-owned subsidiary of ULTRAPAR. The holders of ordinary shares, observing the abstentions cited below, decided as follows:

5.1.           To draw up the minutes of this meeting in the form of a summary of the deliberations, publishing with the omission of the shareholders present, in accordance with Article 130 and its paragraphs, of Law 6.404/76, by which the declarations of vote, protest or dissent will be counted, received and authenticated by the chairman of the meeting, and filed at company headquarters.

5.2.           To approve the terms and conditions of the “Protocol and justification for the exchange of the shares issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.” signed by the management of CBPI and ULTRAPAR on November 9, 2007, which envisages the replacement of 1 (one) ordinary or preferred share issued by CBPI for 0.41846 preferred share issued by ULTRAPAR, (Document 1) (“Protocol and Justification ”) and all its annexes, with ratification and approval of the hiring of the various valuation companies responsible for the drawing up of the valuation reports annexed to the Protocol and Justification document, with the consequent approval of the exchange of the shares for ULTRAPAR shares, under the terms of the Protocol and Justification document.

5.3.           To approve the proposal to alter Article 1 of CBPI's bylaws, the following sentence be written into the bylaws: “Article 1, The Company, called COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA., is a limited company, being a wholly-owned subsidiary of Ultrapar Participações S.A., and governed by the legislation governing limited companies, the applicable legislation and by these bylaws.”

5.4.           To authorise the directors of CBPI to carry out all the acts necessary to formalise the exchange of the company's shares with the relevant public bodies and third-parties in general, including, under the terms set out in Article 252, §2º of Law Nº 6.404/76, subscription to the capital increase of ULTRAPAR.

6.           Quorum, abstentions, voting declarations and protests received. All the decisions were taken by unanimous votes.

7.           Closing. There being no further business to discuss, the minutes of this meeting were transcript, and after being read and approved, were signed by the shareholders representing the quorum needed for the approval of the decisions reached at this meeting.

This is a true and faithful copy of the original recorded in the minutes book.

Rio de Janeiro, December 18, 2007

Luiz Antônio Sampaio Campos	Francisco Antunes Maciel Müssnich
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 19, 2007
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Registration Statement Effectiveness, Minutes of Extraordinary Shareholders Meetings)